

Mail Stop 3720

March 4, 2009

<u>**Via U.S. Mail and Fax (408) 519-5330**</u>
Mr. Thomas Rogers
President and Chief Executive Officer
Tivo Inc.
2160 Gold Street, P.O. Box 2160
Alviso, CA  95002

> **RE:     Tivo Inc.**
>           **Form 10-K for the year ended January 31, 2008**
>           **Filed April 15, 2008**
>           **File No. 000-27141**

Dear Mr. Rogers:

We have reviewed your filing and have the following comments.  If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings.  Confirm in writing that you will do so and also explain to us how you intend to comply.  Please do so within the time frame set forth below.  Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended January 31, 2008

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Incentive Bonus Plan Compensation, page 14

1.      We note your response to comment one from our letter dated January 22, 2009 and are unable to agree.  We note that you consider the performance measures material financial metrics for investors.  Disclosure of your performance targets for these measures after the historical numbers have been disclosed seems warranted by Item 402 of Regulation S-K.

Much of the insight that you argue disclosure of these targets will afford competitors seems to be important trend and management strategy information that is required to be disclosed as forward looking information and analyses in management's discussion and analysis of financial condition and results of operation. In addition, your arguments that competitors could use such information to try to extract higher margins from the company, seems to assume more variables than are provided by disclosure of the targets. Therefore, please confirm in your response letter that in future filings you will specify the performance measures the Compensation Committee established for determining incentive compensation for each named executive officer. Also, disclose the performance targets and threshold levels that must be reached for payment to each executive. Refer to Item 402(b)(2)(v) of Regulation S-K.

Note 22 – Resignation of Board Member, page 87

2.    We note your response to comment 3 in which you state that you believe the services to be provided by Mr. Ramsey are non-substantive. Please tell us how you determined the value of the consideration you received in executing the transition agreement with Mr. Ramsey in light of your belief that the provisions of the transition agreement only involve non-substantive services. For example, tell us how you determined the number of shares and exercise price of the shares which were modified in conjunction with the transition agreement. Please discuss how you would evaluate the breach of this transition agreement, if Mr. Ramsey were not available and cooperative in your efforts in the material litigation against Echostar. Also, please outline in your response how you evaluated the criteria in paragraph A196 of FAS 123R, such as the magnitude of the award's fair value of $2.4 million, the provision limiting Mr. Ramsey's work for competitors in your industry and your intent to enforce the non-compete provisions of the transition agreement. Please also discuss how your determined the relative fair value of each component of the transition agreement, including the non-compete and continuing service provisions.

3.    We also note that as of the date of the transition agreement, Mr. Ramsey is no longer an employee of the company. Please tell us the reason you believe the guidance in EITF 96-18 is not appropriate in these circumstances. Please integrate the guidance in Issue 2 of EITF 96-18, which states that expenses would be recognized in the same manner as if you had paid cash for the goods or services, such as a non-compete agreement, in your response.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Claire Delabar, Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Keith Benson, Esq.
    Latham & Watkins LLP
    Via Facsimile: (415) 395-8095